As Filed Pursuant to Rule 424(b)(5)

Registration No. 333-289573

AMENDMENT NO. 1 DATED SEPTEMBER 4, 2026

TO PROSPECTUS SUPPLEMENT DATED AUGUST 31, 2026

(To Prospectus dated August 20, 2025)

INDAPTUS THERAPEUTICS, INC.

Up to $100,000,000

Shares of Common Stock

This Amendment No. 1 to prospectus supplement (“Amendment No. 1”) amends and supplements the information in the prospectus, dated August 20, 2025 (the “Base Prospectus”, filed as part of our registration statement on Form S-3 (File No. 333-289573), as supplemented by our prospectus supplement dated August 31, 2026 (the “Prior Prospectus Supplement” and collectively with the Base Prospectus, the “Prior Prospectuses”). This Amendment No. 1 should be read in conjunction with the Prior Prospectuses together with the documents incorporated by reference herein and therein, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectuses. This Amendment No. 1 is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectuses, and any future amendments or supplements thereto.

We filed the Prior Prospectuses to register the offer and sale from time to time of our shares of common stock, par value $0.01 per share (the “Common Stock”), having an aggregate offering price of up to $100,000,000, pursuant to the Amended and Restated At-The-Market Offering Agreement, dated August 28, 2026 (the “Offering Agreement”), between us and H.C. Wainwright & Co., LLC, acting as sales agent and/or principal.

As of the date of this Amendment No. 1, we have not sold any shares of Common Stock under the Prior Prospectus Supplement pursuant to the Offering Agreement.

The sole purpose of this Amendment No. 1 is to amend, restate and supersede in its entirety the section entitled “Dilution” beginning on page S-11 of the Prior Prospectus Supplement to correct a clerical error in the mathematical calculations regarding our net tangible book value as of June 30, 2026, our net tangible book value per share, and the resulting immediate dilution effect to new investors purchasing our Common Stock in this offering.

Our shares of Common Stock are traded on the Nasdaq Capital Market under the symbol “INDP.” The last reported sale price of our shares of Common Stock, as reported on the Nasdaq Capital Market on September 2, 2026 was $1.17.

As of the date of this Amendment No. 1, the aggregate market value of our outstanding Common Stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 was approximately $116,941,071.4, which was calculated based on 133,242,324 shares of Common Stock outstanding, as of August 26, 2026, of which 38,594,413 shares were held by non-affiliates, and a price per share of $3.03 which was the closing sale price of our Common Stock on the Nasdaq Capital Market on July 2, 2026, which was a date within the prior 60 days. We are therefore not subject to the limitations under General Instruction I.B.6. of Form S-3 as of the date of this Amendment No. 1.

Investing in our shares of Common Stock involves risks. See the section entitled “Risk Factors” beginning on page S-6 of the Prior Prospectus Supplement and in the documents we incorporate by reference into the Prior Prospectuses.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is September 4, 2026

DILUTION

If you purchase shares of our Common Stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share and the net tangible book value per share of our Common Stock after this offering. Our net tangible book value as of June 30, 2026 was approximately $11.4 million, or approximately $0.09 per share based on 133,242,324 shares of Common Stock issued and outstanding as of June 30, 2026. Net tangible book value per share is equal to total tangible assets minus the sum of total tangible liabilities divided by the total number of shares outstanding as of June 30, 2026.

After giving effect to the sale of our Common Stock during the term of the Offering Agreement with Wainwright in the aggregate amount of up to $100,000,000 at an assumed offering price of $1.14 per share, the last reported sale price of our Common Stock on the Nasdaq Capital Market on August 26, 2026, and after deducting commissions and estimated aggregate offering expenses payable by us, our pro forma net tangible book value as of June 30, 2026 would have been approximately $108.3 million, or approximately $0.49 per share of our Common Stock. This amount represents an immediate increase in pro forma net tangible book value to existing stockholders of approximately $0.40 per share and an immediate dilution in pro forma net tangible book value of approximately $0.65 per share to purchasers of our shares of Common Stock in this offering, as illustrated in the following table:

Assumed public offering price per share		$1.14
Net tangible book value per share as of June 30, 2026	$0.09
Increase per share attributable to new investors in this offering	$0.40
Pro forma net tangible book value per share as of June 30, 2026 after giving effect to this offering	$0.49
Dilution in net tangible book value per share to new investors in this offering		$0.65

The table above assumes for illustrative purposes that an aggregate of 87,719,298 shares of our Common Stock are sold during the term of the Offering Agreement with Wainwright at a price of $1.14 per share, the last reported sale price of our Common Stock on the Nasdaq Capital Market on August 26, 2026, for aggregate gross proceeds of $100,000,000. The shares subject to the Offering Agreement with Wainwright will be sold, if at all, from time to time at prices that may vary. This information is supplied for illustrative purposes only.

The number of shares of Common Stock that will be outstanding after this offering as shown above is based on 133,242,324 shares issued and outstanding as of June 30, 2026 and assumes no exercise of outstanding options or warrants to purchase additional shares and excludes as of June 30, 2026:

●	88,556 shares of Common Stock issuable upon exercise of outstanding options under our Indaptus 2021 Stock Incentive Plan, or the 2021 Plan*, at a weighted exercise price of $64.38; and

●	1,788,729 shares of Common Stock issuable upon exercise of warrants outstanding as of June 30, 2026 at a weighted average exercise price of $19.57, including warrants to purchase 1,676,425 shares whose exercise prices were reduced to $1.75 per share on February 11, 2026.

* Note: As disclosed in our current report on Form 8-K filed with the SEC on August 13, 2026 and relating to our 2026 annual meeting of stockholders, our Board has adopted and our stockholders have approved the Indaptus Therapeutics, Inc. 2026 Stock Incentive Plan, or the 2026 Plan, and the 2021 Plan has been terminated as to future grants with no additional awards to be granted thereunder. Outstanding awards previously granted under the 2021 Plan will remain outstanding in accordance with their existing terms and the terms of the 2021 Plan.

To the extent that options or warrants are exercised or any outstanding restricted stock units vest and are settled in shares of Common Stock, there may be further dilution to new investors.

To the extent that outstanding options or warrants outstanding as of June 30, 2026 have been or may be exercised or unvested restricted stock units have been or may be issued, investors purchasing our Common Stock in this offering may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.